OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

112525-10-0

(CUSIP Number)

Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 112525-10-0			Page 2 of 12 Pages

1.	Name of Reporting Person: HOWARD M. LORBER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,916,266 (includes 989,115 acquirable upon exercise of options)

		8.	Shared Voting Power: —

		9.	Sole Dispositive Power: 2,916,266 (includes 989,115 acquirable upon exercise of options)

		10.	Shared Dispositive Power: —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,916,266 (includes 989,115 acquirable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): IN

PRELIMINARY STATEMENT:
          This Amendment No. 4 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as previously amended (the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid or payable to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003, September 29, 2004 and September 29, 2005.
ITEM 3. Source and Amount of Funds or Other Consideration.
          Item 3 of Schedule 13D is hereby amended to add the following:
          On September 27, 2005, the Board of Directors of the Company elected Mr. Lorber the President and Chief Executive Officer of the Company, effective January 1, 2006.
          The amount paid to the Company by Mr. Lorber ($50,000.00) in connection with the restricted stock award on September 27, 2005 was provided from his personal funds.
ITEM 4. Purpose of Transaction.
          Item 4 of the Schedule 13D is hereby amended to add the following: See the information set forth under Item 5(c) and Item 6 of the Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby amended as follows:
     (a) As of September 27, 2005, Mr. Lorber is the beneficial owner of, in the aggregate, 2,916,266 shares of Common Stock, which constituted approximately 6.4% of the 41,974,623 shares of Common Stock outstanding as of August 8, 2005, as reported in the Company’s Form 10-Q for the quarter ended June 30, 2005 and as adjusted for the Company’s 5% stock dividend payable September 29, 2005, the 500,000 shares of Common Stock issued to Mr. Lorber as a restricted stock award on September 27, 2005 and the 989,115 shares acquirable by Mr. Lorber upon exercise of currently exercisable options. Mr. Lorber’s beneficial ownership includes the 989,115 options for Common Stock, granted to Mr. Lorber pursuant to the option agreements referred to in Item 6 of Amendment No. 1 to the Schedule 13D.
     (b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 609,279 shares of Common Stock held directly by Mr. Lorber, (ii) 1,317,872 shares of Common Stock held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, and (iii) 989,115 shares of Common Stock acquirable by Mr. Lorber upon exercise of currently exercisable options. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.
          Mr. Lorber disclaims beneficial ownership of 11,910 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

1 of 3

     (c) On September 27, 2005, Mr. Lorber acquired 500,000 shares of Common Stock as a restricted stock award under the Company’s Amended and Restated 1999 Long-Term Incentive Plan. In connection with the stock award, Mr. Lorber paid the Company $50,000.00, the par value of the shares issued. See the information set forth under Item 6.
     (d) Subject to the vesting provisions of the restricted stock award discussed in Item 6, no person other than Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Item 6 of the Schedule 13D is hereby amended as follows:
          On September 27, 2005, Mr. Lorber was awarded a restricted stock grant of 500,000 shares of Common Stock pursuant to the Company’s Amended and Restated 1999 Long-Term Incentive Plan. In connection with the grant, the Company entered into a Restricted Share Award Agreement (the “Agreement”) with Mr. Lorber on that date. Pursuant to the Agreement, one-fourth of the shares vest on September 15, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first vesting date through September 15, 2009. In the event Mr. Lorber’s employment with the Company is terminated for any reason other than his death, his disability or a change of control (as defined in the Agreement) of the Company, any remaining balance of the shares not previously vested will be forfeited by Mr. Lorber.
ITEM 7. Material To Be Filed as Exhibits.
          Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit N:	Restricted Stock Award Agreement, dated as of September 27,
2005, by and between the Company and Howard M. Lorber.

2 of 3

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 28, 2005

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber

3 of 3

Exhibit N
RESTRICTED SHARE AWARD AGREEMENT
PURSUANT TO THE VECTOR GROUP LTD.
AMENDED AND RESTATED 1999 LONG-TERM INCENTIVE PLAN
     THIS RESTRICTED SHARE AWARD AGREEMENT, effective as of September 27, 2005, by and between Vector Group Ltd., a Delaware corporation (the “Company”), and Howard M. Lorber (the “Executive”).
WITNESSETH:
          A. WHEREAS, the Executive serves as President and Chief Operating Officer of the Company, pursuant to an employment agreement dated as of January 17, 2001 (the “Employment Agreement”);
          B. WHEREAS, on the date hereof, the Board of Directors of the Company has elected the Executive to serve as President and Chief Executive Officer of the Company effective January 1, 2006; and
          C. WHEREAS, the Company wishes to retain the Executive by awarding him a proprietary interest in the Company through ownership of an equity interest therein, which interest shall be subject to the restrictions on vesting and transferability hereinafter set forth;
          NOW, THEREFORE, in consideration of the mutual covenants set forth herein, the Company and the Executive hereby agree as follows:
     1. Share Award.
          Subject to the terms and conditions of this Agreement, the Company hereby grants to the Executive 500,000 shares (collectively, the “Award Shares”) of its Common Stock, $.10 par value per share (the “Common Stock”), pursuant to the Company’s Amended and Restated 1999 Long-Term Incentive Plan as in effect and amended from time to time (the “Plan”). Except to the extent otherwise provided herein, the Award Shares shall vest in the Executive to the extent of 125,000 shares on September 15, 2006 and an additional 125,000 shares shall so vest on each of the three succeeding one-year anniversaries thereof through and including September 15, 2009.
     2. Issuance; Transfer Restrictions.
          Certificates for the Award Shares shall be issued in the name of the Executive as soon as practicable after the date hereof, provided the Executive has (i) executed appropriate blank stock powers and any other documents which the Company may reasonably require and (ii) delivered to the Company a check for $50,000.00, representing the par value of the Award Shares. The certificates for the unvested Award Shares shall be deposited, together with the stock powers, or other documents required by the Company, with the Company. Except to the extent provided in Section 7 hereof or as otherwise provided by the terms of this Agreement, upon deposit of such unvested Award Shares with the Company, the Executive shall have all of the rights of a shareholder with respect to such shares, including the right to vote the shares and to receive all dividends or other distributions, if any, paid or made with respect to such shares. Upon vesting of any portion of the Award Shares, the Company shall cause a stock certificate for such shares to be delivered to the Executive. No interest in this Agreement or in any portion of the Award Shares may be sold, transferred, assigned, pledged, encumbered or otherwise alienated or hypothecated, nor shall certificates for any Award Shares be delivered to the Executive, except to the extent of any portion of the Award Shares that has vested in the Executive in accordance with the terms hereof.
     3. Certificates Legended.
          In addition to any legend required by Section 8.1 of the Plan, the Executive acknowledges that certificates for the Award Shares shall bear a legend to the following effect:
     “THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE OFFERED OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT, AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.”

          The Company shall enter in its records a notation of the foregoing legend and of the restrictions on transfer provided therein.
     4. Termination of Employment.
          Except to the extent provided in Section 5 hereof, in the event the Executive’s employment with the Company is terminated for any reason, any remaining balance of the Award Shares not theretofore vested shall be forfeited by the Executive and transferred back to the Company, without payment of any consideration by the Company.
     5. Vesting.
          In the event of (i) the death or Disability of the Executive or (ii) the occurrence of a Change of Control of the Company, any remaining balance of the Award Shares not theretofore vested in the Executive shall vest immediately in the Executive. For purposes of this Agreement, the term “Change of Control” is as defined in Section 6(f) of the Employment Agreement, other than any Change of Control arising by reason of a testamentary bequest by Bennett S. LeBow to or for the benefit of his surviving spouse of any or all securities of the Company beneficially owned by him as of his date of death so long as, following the bequest, the event referenced in Section 6(f)(ii) of the Employment Agreement shall not have occurred.
     6. Adjustment of Award Shares.
          In the event of any change in the outstanding shares of the same class of shares of the Company as the Award Shares by reason of a stock dividend, recapitalization, merger, consolidation, split-up, subdivision, contribution or exchange of shares, or the like, the aggregate number and kind of Award Shares shall be proportionately adjusted by the Company.

     7. Dividend Payments.
          With respect to any unvested portion of the Award Shares, the Executive shall be entitled to receive a payment equal to the amount that would otherwise have been paid on or after the date hereof as dividends or other distributions on the Award Shares had such unvested portion been vested in the Executive as of the record date for such dividend or other distribution, provided such payment shall only be made to the Executive at the time of vesting of the unvested portion of the Award Shares on which such dividend or other distribution was paid.
     8. Limitations.
          Nothing in this Agreement shall be construed to provide the Executive any rights whatsoever with respect to the Award Shares except as specifically provided herein, or constitute evidence of any agreement or understanding, express or implied, that the Company shall employ the Executive other than as provided in the Employment Agreement.
     9. Investment Intent.
          The Executive is acquiring the Award Shares solely for his own account for investment and not with a view to or for sale in connection with any distribution of the Award Shares or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the Award Shares or any portion thereof in any transaction other than a transaction registered under or exempt from registration under the Securities Act of 1933, as amended. The Executive further represents that the entire legal and beneficial interest of the Award Shares shall be held (subject to the terms hereof) for the Executive’s account only and neither in whole or in part for any other person.
     10. Tax Withholding.
          The Company may, in its discretion, require the Executive to pay to the Company, at the time any portion of the Award Shares vests in the Executive or any amounts are paid under Section 7, an amount that the Company deems necessary to satisfy its obligations to withhold federal, state or local income or other taxes incurred by reason thereof.

     11. Incorporation by Reference; Plan Document Receipt.
          This Agreement is subject in all respects to the terms and provisions of the Plan (including, without limitation, any amendments thereto adopted at any time and from time to time unless such amendments are expressly intended not to apply to the award provided hereunder), all of which terms and provisions are made a part of and incorporated in this Agreement as if they were expressly set forth herein. Any capitalized term not defined in this Agreement shall have the same meaning as is ascribed thereto in the Plan. The Executive hereby acknowledges receipt of a true copy of the Plan and that the Executive has read the Plan carefully and fully understands its content. In the event of a conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.
     12. Miscellaneous.
          a. The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.
          b. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or overnight delivery service or mailed within the continental United States by first class, certified mail, return receipt requested, to the applicable party and addressed as follows:
if to the Company:
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, Florida 33131
Attn: Vice President
and General Counsel
if to the Executive:
Howard M. Lorber
[                                ]
[                                ]
[                                ]
Addresses may be changed by notice in writing signed by the addressee.

          c. This Agreement shall not entitle the Executive to any preemptive rights to subscribe to any securities of any kind hereinafter issued by the Company.
          d. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on the Executive herein set forth, be binding upon and inure to the benefit of the Executive, his heirs, executors, administrators, successors and assigns.
          e. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter. The Board or the Committee shall have the right, in its sole discretion, to modify or amend this Agreement from time to time in accordance with and as provided in the Plan; provided, however, that no such modification or amendment shall materially adversely affect the rights of the Executive under this Agreement without the consent of the Executive. The Company shall give notice to the Executive of any such modification or amendment of this Agreement as soon as practicable after the adoption thereof. This Agreement may also be modified or amended by a writing signed by both the Company and the Executive.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
Richard J. Lampen
Executive Vice President

/s/ Howard M. Lorber
Howard M. Lorber